UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

RiceBran Technologies
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

762831204
(CUSIP Number)

Michael Mayberry Senior Vice President - Legal Continental Grain Company 767 Fifth Avenue New York, NY 10153 Tel. No.: (212) 207-2898
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762831204	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Continental Grain Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,302,122
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,302,122
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,302,122
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 762831204	SCHEDULE 13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ari D. Gendason
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,867
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,867
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,867
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 762831204	SCHEDULE 13D	Page 4 of 5 Pages

This Amendment No. 4 amends and supplements the statement on Schedule 13D, dated September 25, 2017, as amended by Amendment No. 1 to the statement on Schedule 13D, dated March 26, 2018, Amendment No. 2 to the statement on Schedule 13D, dated August 17, 2018 and Amendment No. 3 to the statement on Schedule 13D, dated March 14, 2019 (so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission by Continental Grain Company, a Delaware corporation (“CGC”) and Ari D. Gendason (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”), relating to the shares of common stock, no par value (“Common Stock”) of RiceBran Technologies, a California corporation (the “Issuer”).

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D reflects purchases made by CGC through and including August 20, 2019.  Unless otherwise indicated, all calculations of percentage ownership in this Schedule 13D are based on a total of 34,246,714 shares of Common Stock outstanding as of July 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2019.

CGC beneficially owns 7,302,122 shares of Common Stock (approximately 21.3% of the total number of shares of Common Stock outstanding).  CGC has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 7,302,122 shares of Common Stock.

Mr. Gendason directly owns 128,867 shares of Common Stock, less than 1.0% of the total number of shares of Common Stock outstanding.

The Reporting Persons may be deemed to be a group for the purposes of Section 13(d) of the Exchange Act. This filing shall not constitute an admission by the Reporting Persons that they are a group for such purpose. The Reporting Persons collectively own 7,430,989 shares of Common Stock (approximately 21.7% of the total number of shares of Common Stock outstanding).

In June 2019, the Company obtained approval from its shareholders, pursuant to Nasdaq Listing Rule 5635(b), for the issuance of 1,003,344 shares of Common Stock upon exercise of the Warrant held by CGC.  Upon the receipt of such shareholder approval, CGC exercised in full the Warrant to purchase 1,003,344 shares of Common Stock at an exercise price of $0.01 per share.

On August 16, 2019, CGC purchased 200 shares of Common Stock at a purchase price of $2.49 per share.  In addition, on August 19, 2019, CGC purchased 13,700 shares of Common Stock at a weighted average price of $2.5877 per share.  Such shares were purchased in multiple transactions at prices ranging from $2.55 to $2.60, inclusive.  On August 20, 2019, CGC purchased 5,176 shares of Common Stock at a weighted average price of $2.6381 per share.  Such shares were purchased in multiple transactions at prices ranging from $2.63 to $2.65, inclusive.  Each of the August 16, 2019, August 19, 2019 and the August 20, 2019 transactions were effected in the open market and were funded with CGC’s available cash on hand.

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.

CUSIP No. 762831204	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2019

CONTINENTAL GRAIN COMPANY
By:	/s/ Frank W. Baier
Name: Frank W. Baier Title: Executive Vice President – Chief Financial Officer

/s/ Ari D. Gendason
Ari D. Gendason